PLADEO CORP.

Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vincenza 3108
Leon, 37134
Mexico

March 4, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Pladeo Corp.
    Amendment No. 6 to Registration Statement on Form S-1/A
    Filed March 01, 2013
    File No. 333-182714

Dear: Barbara C. Jacobs

In response to your verbal comment we have submitted the requested corrections in the amendment #6.

Thank you.

Sincerely,

/s/ Lisbeth Guerrero
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Lisbeth Guerrero
President